Exhibit 99.2

SCAILEX CORPORATION LTD.
("Scailex" or "the Company")

48 Ben Tsiyon Galis Street, Petach Tikva 49277 Israel
Telephone: + 972-3-9057730 — Fax: + 972-3-9300424

December 31, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter Outside of the Corporation’s
Normal Course of Business

[Regulation 36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970]

Within the scope of the examination and initial evaluation of the data and working papers to be used to prepare the Company’s Financial Statements for the year 2008, the Company’s Management assesses that its equity should increase by some NIS 50 to 60 million, relative to the Company’s equity at the end of the third quarter of 2008. This increase will derive mainly from an update of the contingent liabilities in the Company’s balance sheet and from the Company’s operating results for the fourth quarter of 2008. We emphasize that, since this is an evaluation based on an initial processing of data, which have not yet been reviewed or audited by the Company’s internal staff for auditing of the Financial Statements, or by the Company’s external auditors, significant changes therein are possible.

The aforesaid information is “forward-looking information,” as this term is defined in the Securities Act, 5728 – 1968. At this stage, there is no certainty that the aforesaid increase in the equity shall be at the assessed scope and it depends upon the completion of the internal and external processes for auditing of the base data for the Financial Statements for 2008.

Sincerely, Scailex Corporation Ltd.